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CUSIP No. 11434A 10 0                 13G                      Page 1 of 4 Pages

                                  SCHEDULE 13G

                                 (RULE 13d-102)

           Information to be Included in Statements Filed Pursuant to
             Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed
                             Pursuant to Rule 13d-2.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )


                             Brooks Automation, Inc.
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                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title or Class of Securities)


                                   11434A 10 0
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                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)
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CUSIP No. 11434A 10 0                 13G                      Page 2 of 4 Pages


--------------------------------------------------------------------------------
1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Robert J. Therrien
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2.      Check The Appropriate Box If A Member Of A Group

        Not applicable.
                                                                          (a)[ ]
                                                                          (b)[ ]
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3.      SEC USE ONLY


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4.      Citizenship or Place of Organization

        United States of America
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                                    5.     Sole Voting Power

                                           -0-
                                 -----------------------------------------------
            Number of               6.     Shared Voting Power
       Shares Beneficially
             Owned by                      1,133,568
               Each              -----------------------------------------------
            Reporting               7.     Sole Dispositive Power
           Person With
                                           1,133,568
                                 -----------------------------------------------
                                    8.     Shared Dispositive Power

                                           -0-
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,133,568
--------------------------------------------------------------------------------
10.     Check Box if the Aggregate Amount In Row (9) Excludes Certain Shares
        (See Instructions)                                                   [ ]
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11.     Percent Of Class Represented By Amount In Row 9

        5.7%
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12.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
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CUSIP No. 11434A 10 0                 13G                      Page 3 of 4 Pages


ITEM 1(a)       Name of Issuer:

                Brooks Automation, Inc.
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ITEM 1(b)       Address of Issuer's Principal Executive Offices:

                15 Elizabeth Drive, Chelmsford, Massachusetts 01824
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ITEM 2(a)       Name of Person Filing:

                Robert J. Therrien
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ITEM 2(b)       Address of Principal Business Office or, if none, Residence:

                15 Elizabeth Drive, Chelmsford, Massachusetts 01824
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ITEM 2(c)       Citizenship:

                United States of America
--------------------------------------------------------------------------------

ITEM 2(d)       Title of Class of Securities:

                Common Stock, par value $0.01
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ITEM 2(e).      CUSIP Number:

                11434A 10 0
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ITEM  3.        IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                Not applicable.
--------------------------------------------------------------------------------

ITEM 4.  OWNERSHIP:   See also, Items 5 through 9 and 11 of the cover page.

                (a) Amount Beneficially Owned: 1,133,568 shares, including
                    121,250 shares issuable pursuant to options exercisable within 60 days of December 31, 2001. Excludes certain shares held by certain children and grandchildren of the Reporting Person, as to which the Reporting Person disclaims beneficial ownership.

               (b)  Percent of Class: 5.7%

               (c)  Number of Shares as to which such person has:

                    (i)  Sole power to vote or to direct the vote: -0-

                    (ii) Shared power to vote or to direct the vote: 1,133,568, subject to an Irrevocable Proxy (the "Proxy"), dated October 23, 2001 and executed by the Reporting Person in favor of PRI Automation, Inc., a Massachusetts corporation ("PRI"), as an inducement for PRI to enter into a merger agreement by and among the Issuer, Pontiac Acquisition Corp., a wholly-owned subsidiary of the Issuer, and PRI (the "Merger Agreement"). Under the terms of the Proxy, PRI has the power to vote the shares of outstanding common stock reported herein and any additional shares later acquired by the Reporting Person in favor of approval and adoption of the Merger Agreement, as amended, the merger contemplated thereby (the "Merger"), and all agreements and
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CUSIP No. 11434A 10 0                 13G                      Page 4 of 4 Pages


                          actions related to the Merger at the appropriate meetings of the Issuer's stockholders.

                    (iii) Sole power to dispose or to direct the disposition of:
                          1,133,568

                    (iv) Shared power to dispose or to direct the disposition of: -0-


ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                Not applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                Not applicable.

ITEM 10.        CERTIFICATION.

                Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Date: February 12, 2002


                                              /s/ Robert J. Therrien
                                             ___________________________________
                                             ROBERT J. THERRIEN